LOOKSMART GROUP, INC.

2859 W. Ridge Pkwy., Suite 200

Henderson, NV 89052

June 26, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	LookSmart Group, Inc. – Registration Statement on Form 10-12(g)

Ladies and Gentlemen:

LookSmart Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10-12(g) (File No. 000-55440), together with all exhibits thereto, initially filed on May 4, 2015 (the “Registration Statement”).

The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact Jay Kaplowitz or Marc J. Adesso at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, New York, 10006, facsimile number (212) 930-9700.

Sincerely,
LOOKSMART GROUP, INC.

/s/ Michael Onghai
Michael Onghai,
Chief Executive Officer